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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2[17 CFR 270.17f-2]

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1. Investment Company Act File Number:        Date examination completed:

   811-5696                                   May 28, 2008
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2. State identification Number:

   AL                 AK   AZ   AR            CA   CO
   CT                 DE   DC   FL            GA   HI
   ID                 IL   IN   IA            KS   KY
   LA                 ME   MD   MA            MI   MN
   MS                 MO   MT   NE            NV   NH
   NJ                 NM   NY   NC            ND   OH
   OK                 OR   PA   RI            SC   SD
   TN                 TX   UT   VT            VA   WA
   WV                 WI   WY   PUERTO RICO
   Other (specify):
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3. Exact name of investment company as specified in registration statement:

   RiverSource Global Series, Inc.
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4. Address of principal executive office (number, street, city, state, zip code):

   50606 Ameriprise Financial Center, Minneapolis, MN 55474
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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             Report of Independent Registered Public Accounting Firm

To the Board of Directors of
    RiverSource Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the following Funds:

     RiverSource Floating Rate Fund;
     RiverSource Inflation Protected Securities Fund;
     RiverSource Core Bond Fund;
     RiverSource Income Opportunities Fund;
     RiverSource Limited Duration Bond Fund;
     RiverSource Disciplined Small and Mid Cap Equity Fund; RiverSource Disciplined Small Cap Value Fund;
     RiverSource Mid Cap Growth Fund;
     RiverSource Absolute Return Currency and Income Fund; RiverSource Emerging Markets Bond Fund;
     RiverSource Global Bond Fund;
     RiverSource Emerging Markets Fund;
     RiverSource Global Equity Fund;
     RiverSource Global Technology Fund;
     RiverSource U.S. Government Mortgage Fund;
     RiverSource Short Duration U.S. Government Fund;
     RiverSource Income Builder Basic Income Fund;
     RiverSource Income Builder Enhanced Income Fund;
     RiverSource Income Builder Moderate Income Fund;
     RiverSource International Aggressive Growth Fund (to be known as
          RiverSource Partners International Select Growth Fund); RiverSource International Equity Fund;
     RiverSource International Select Value Fund (to be known as
          RiverSource Partners International Select Value Fund); RiverSource International Small Cap Fund (to be known as
          RiverSource Partners International Small Cap Fund); RiverSource Disciplined International Equity Fund;
     RiverSource International Opportunity Fund;
     RiverSource European Equity Fund;
     RiverSource Disciplined Large Cap Growth Fund;
     RiverSource Diversified Equity Income Fund;
     RiverSource Mid Cap Value Fund;
     RiverSource Balanced Fund;
     RiverSource Growth Fund;
     RiverSource Large Cap Equity Fund;
     RiverSource Large Cap Value Fund;
     RiverSource Disciplined Equity Fund;

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     RiverSource Aggressive Growth Fund (to be known as RiverSource
          Partners Aggressive Growth Fund);
     RiverSource Fundamental Growth Fund;
     RiverSource Fundamental Value Fund (to be known as RiverSource
          Partners Fundamental Value Fund);
     RiverSource Select Value Fund (to be known as RiverSource
          Partners Select Value Fund);
     RiverSource Small Cap Equity Fund (to be known as RiverSource
          Partners Small Cap Equity Fund);
     RiverSource Small Cap Value Fund (to be known as RiverSource
          Partners Small Cap Value Fund);
     RiverSource Value Fund;
     RiverSource Portfolio Builder Conservative Fund;
     RiverSource Portfolio Builder Moderate Conservative Fund;
     RiverSource Portfolio Builder Moderate Fund;
     RiverSource Portfolio Builder Moderate Aggressive Fund;
     RiverSource Portfolio Builder Aggressive Fund;
     RiverSource Portfolio Builder Total Equity Fund;
     RiverSource Small Company Index Fund;
     RiverSource S&P 500 Index Fund;
     RiverSource Cash Management Fund;
     RiverSource Retirement Plus 2010 Fund;
     RiverSource Retirement Plus 2015 Fund;
     RiverSource Retirement Plus 2020 Fund;
     RiverSource Retirement Plus 2025 Fund;
     RiverSource Retirement Plus 2030 Fund;
     RiverSource Retirement Plus 2035 Fund;
     RiverSource Retirement Plus 2040 Fund;
     RiverSource Retirement Plus 2045 Fund;
     RiverSource Dividend Opportunity Fund;
     RiverSource Real Estate Fund;
     RiverSource Precious Metals and Mining Fund;
     RiverSource Short Term Cash Fund;
     RiverSource Strategic Allocation Fund;
     RiverSource Strategic Income Allocation Fund;
     RiverSource Small Cap Advantage Fund;
     RiverSource Equity Value Fund;
     RiverSource Small Cap Growth Fund (to be known as RiverSource
          Partners Small Cap Growth Fund);
     RiverSource Variable Portfolio-Core Bond Fund;
     RiverSource Variable Portfolio-Diversified Bond Fund;
     RiverSource Variable Portfolio-Global Bond Fund;
     RiverSource Variable Portfolio-Global Inflation Protected Securities Fund; RiverSource Variable Portfolio-High Yield Bond Fund;
     RiverSource Variable Portfolio-Income Opportunities Fund;
     RiverSource Variable Portfolio-Short Duration U.S. Government Fund;

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     RiverSource Variable Portfolio-Emerging Markets Fund (to be known as Threadneedle Variable Portfolio-Emerging Markets Fund); RiverSource Variable Portfolio-Growth Fund;
     RiverSource Variable Portfolio-International Opportunity Fund (to be known as Threadneedle Variable Portfolio-International Opportunity Fund);
     RiverSource Variable Portfolio-Large Cap Equity Fund;
     RiverSource Variable Portfolio-Large Cap Value Fund;
     RiverSource Variable Portfolio-Mid Cap Growth Fund;
     RiverSource Variable Portfolio-Mid Cap Value Fund;
     RiverSource Variable Portfolio-S&P 500 Index Fund;
     RiverSource Variable Portfolio-Small Cap Advantage Fund;
     RiverSource Variable Portfolio-Balanced Fund;
     RiverSource Variable Portfolio-Diversified Equity Income Fund; RiverSource Variable Portfolio-Fundamental Value Fund (to be known as
          RiverSource Partners Variable Portfolio-Fundamental Value Fund); RiverSource Variable Portfolio-Select Value Fund (to be known as
          RiverSource Partners Variable Portfolio-Select Value Fund); RiverSource Variable Portfolio-Small Cap Value Fund (to be known as
          RiverSource Partners Variable Portfolio-Small Cap Value Fund); RiverSource Variable Portfolio-Cash Management Fund;
     RiverSource Variable Portfolio -Core Equity Fund;

of the RiverSource Funds (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of February 29, 2008. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2008, and with respect to agreement of security purchases and sales, for the period from March 1, 2007 through February 29, 2008:

- Count and inspection of all securities located in the vault of Ameriprise Trust Company (the Custodian) in Minneapolis, Minnesota;

- Confirmation of all securities held by institutions in book entry form (Wells Fargo and Depository Trust Company);

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;

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-    Review of reconciliation of all such securities to the books and records of the Funds and the Custodian;

- Agreement of 10 security purchases and 15 security sales or maturities from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of February 29, 2008, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                       /s/ Ernst & Young LLP

Minneapolis, Minnesota
May 28, 2008
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    Management Statement Regarding Compliance With Certain Provisions of the
                         Investment Company Act of 1940

May 28, 2008

I, as a member of management of the RiverSource Floating Rate Fund, RiverSource Inflation Protected Securities Fund, RiverSource Core Bond Fund, RiverSource Income Opportunities Fund, RiverSource Limited Duration Bond Fund, RiverSource Disciplined Small and Mid Cap Equity Fund, RiverSource Disciplined Small Cap Value Fund, RiverSource Mid Cap Growth Fund, RiverSource Absolute Return Currency and Income Fund, RiverSource Emerging Markets Bond Fund, RiverSource Global Bond Fund, RiverSource Emerging Markets Fund, RiverSource Global Equity Fund, RiverSource Global Technology Fund, RiverSource U.S. Government Mortgage Fund, RiverSource Short Duration U.S. Government Fund, RiverSource Income Builder Basic Income Fund, RiverSource Income Builder Enhanced Income Fund, RiverSource Income Builder Moderate Income Fund, RiverSource International Aggressive Growth Fund (to be known as RiverSource Partners International Select Growth Fund), RiverSource International Equity Fund, RiverSource International Select Value Fund (to be known as RiverSource Partners International Select Value Fund), RiverSource International Small Cap Fund (to be known as RiverSource Partners International Small Cap Fund), RiverSource Disciplined International Equity Fund, RiverSource International Opportunity Fund, RiverSource European Equity Fund, RiverSource Disciplined Large Cap Growth Fund, RiverSource Diversified Equity Income Fund, RiverSource Mid Cap Value Fund, RiverSource Balanced Fund, RiverSource Growth Fund, RiverSource Large Cap Equity Fund, RiverSource Large Cap Value Fund, RiverSource Disciplined Equity Fund, RiverSource Aggressive Growth Fund (to be known as RiverSource Partners Aggressive Growth Fund), RiverSource Fundamental Growth Fund, RiverSource Fundamental Value Fund (to be known as RiverSource Partners Fundamental Value
Fund), RiverSource Select Value Fund (to be known as RiverSource Partners Select Value Fund), RiverSource Small Cap Equity Fund (to be known as RiverSource Partners Small Cap Equity Fund), RiverSource Small Cap Value Fund (to be known as RiverSource Partners Small Cap Value Fund), RiverSource Value Fund, RiverSource Portfolio Builder Conservative Fund, RiverSource Portfolio Builder Moderate Conservative Fund, RiverSource Portfolio Builder Moderate Fund, RiverSource Portfolio Builder Moderate Aggressive Fund, RiverSource Portfolio Builder Aggressive Fund, RiverSource Portfolio Builder Total Equity Fund, RiverSource Small Company Index Fund, RiverSource S&P 500 Index Fund, RiverSource Cash Management Fund, RiverSource Retirement Plus 2010 Fund, RiverSource Retirement Plus 2015 Fund, RiverSource Retirement Plus 2020 Fund, RiverSource Retirement Plus 2025 Fund, RiverSource Retirement Plus 2030 Fund, RiverSource Retirement Plus 2035 Fund, RiverSource Retirement Plus 2040 Fund, RiverSource Retirement Plus 2045 Fund, RiverSource Dividend Opportunity Fund, RiverSource Real Estate Fund, RiverSource Precious Metals and Mining Fund, RiverSource Short Term Cash Fund, RiverSource Strategic Allocation Fund, RiverSource Strategic Income Allocation Fund, RiverSource Small Cap Advantage Fund, RiverSource Equity Value Fund, RiverSource Small Cap Growth Fund (to be known as RiverSource Partners Small Cap Growth Fund), RiverSource Variable Portfolio-Core Bond Fund, RiverSource Variable Portfolio-Diversified Bond Fund, RiverSource Variable Portfolio-Global Bond Fund, RiverSource Variable Portfolio-Global Inflation Protected

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Securities Fund, RiverSource Variable Portfolio-High Yield Bond Fund,
RiverSource Variable Portfolio-Income Opportunities Fund, RiverSource Variable Portfolio-Short Duration U.S. Government Fund, RiverSource Variable Portfolio-Emerging Markets Fund (to be known as Threadneedle Variable Portfolio-Emerging Markets Fund), RiverSource Variable Portfolio-Growth Fund, RiverSource Variable Portfolio-International Opportunity Fund (to be known as Threadneedle Variable Portfolio-International Opportunity Fund), RiverSource Variable Portfolio-Large Cap Equity Fund, RiverSource Variable Portfolio-Large Cap Value Fund, RiverSource Variable Portfolio-Mid Cap Growth Fund, RiverSource Variable Portfolio-Mid Cap Value Fund, RiverSource Variable Portfolio-S&P 500 Index Fund, RiverSource Variable Portfolio-Small Cap Advantage Fund, RiverSource Variable Portfolio-Balanced Fund, RiverSource Variable Portfolio-Diversified Equity Income Fund, RiverSource Variable Portfolio-Fundamental Value Fund (to be known as RiverSource Partners Variable Portfolio-Fundamental Value Fund), RiverSource Variable Portfolio-Select Value Fund (to be known as RiverSource Partners Variable Portfolio-Select Value Fund), RiverSource Variable Portfolio-Small Cap Value Fund (to be known as RiverSource Partners Variable Portfolio-Small Cap Value Fund), RiverSource Variable Portfolio-Cash Management Fund, and RiverSource Variable Portfolio-Core Equity Fund (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the
Act). I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of February 29, 2008, and from the date of the last examination of each fund through February 29, 2008.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of February 29, 2008, and from the date of the last examination of each fund through February 29, 2008, with respect to securities reflected in the investment accounts of the Funds.


By: /s/ Jeffrey P. Fox
    --------------------------------
    Jeffrey P. Fox
    Treasurer
    RiverSource Funds